UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35571 / May 6, 2025

In the Matter of

Monroe Capital BDC Advisors, LLC,

Monroe Capital Income Plus Corporation,

Monroe Capital Enhanced Corporate Lending Fund

311 South Wacker Drive, Suite 6400

Chicago, Illinois 60606

(812-15747)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Monroe Capital BDC Advisors, LLC, Monroe Capital Income Plus Corporation, and Monroe
Capital Enhanced Corporate Lending Fund filed an application on April 4, 2025, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption
from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order permits certain closed-end
management investment companies that have elected to be regulated as business development
companies to issue multiple classes of shares with varying sales loads and to impose asset-based
distribution and/or service fees.

On April 10, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35532). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of Monroe Capital BDC Advisors, LLC, et al. (File No. 812-15747),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.